Exhibit 99.1

NEWS RELEASE

Toronto, February 7, 2019

Franco-Nevada Declares Quarterly Dividend, Provides Update on 2018 Preliminary Financial Performance and Details for Upcoming Release of Financial Results

Quarterly Dividend

Franco-Nevada Corporation is pleased to announce that its Board of Directors has declared a quarterly dividend of US$0.24 per common share. The dividend will be paid on March 28, 2019 to shareholders of record on March 14, 2019 (the “Record Date”).  The Canadian dollar equivalent is to be determined based on the daily average exchange rate posted by the Bank of Canada on the Record Date.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment.  During Q2/2018, the Company amended and restated the DRIP to allow for certain non-Canadian and non-U.S. shareholders to participate in the DRIP, subject to the satisfaction of certain conditions.  Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

2018 Financial Performance

Franco-Nevada expects to achieve gold and gold equivalent production for 2018 within its previously provided guidance range with GEOs expected to total between 445,000 and 450,000. Fourth quarter results reflected the temporary processing of lower grade materials at Candelaria as well as a delay in year-end deliveries.  For Guadalupe, deliveries were lower than expected reflecting less mining on Franco-Nevada stream lands.  Oil and Gas revenue is expected to be between US$85 and US$88 million for 2018 surpassing the previously increased revenue guidance range of US$75 and US$85 million.

In addition, the Company has been informed by KGHM (FNX Mining Ltd) that the Levack Morrison mine in Sudbury will be placed on care and maintenance effective March 31, 2019.   However, the McCreedy mine, which contains the high grade PM Zone has resumed operations after being placed on care and maintenance in 2013.  For 2019, the restart of McCreedy is expected to replace the stream ounces originally expected from Levack Morrison.  Franco-Nevada is currently reviewing the recoverability of the estimated combined carrying value of US$90 million for its Sudbury assets, and while the amount of an impairment has not yet been determined at this time, a significant reduction of the carrying value is likely in the fourth quarter.  Franco-Nevada will provide details of its impairment analysis with the release of its 2018 audited annual financial results on March 19, 2019.

Details for Upcoming Release of 2018 Results

2018 Results Release:	March 19th after market close
Conference Call and Webcast:	March 20th 10:00 am ET
Dial‑in Numbers:	Toll‑Free: 1‑888‑390‑0546 International: 416‑764‑8688
Webcast:	www.franco-nevada.com
Replay (available until March 27th):	Toll‑Free: 1‑888‑390‑0541 International: 416‑764‑8677 Pass code: 656929#

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana	Stefan Axell
Chief Financial Officer	Director, Corporate Affairs
(416) 306-6303	(416) 306-6328
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to management’s expectations regarding Franco-Nevada’s 2018 financial performance, potential asset impairments and expected deliveries from certain streams. Franco-Nevada’s 2018 annual financial results are not finalized and remain subject to change pending the completion of the annual financial statements.  The deliveries under the stream agreements referred to above are subject to the risks and uncertainties described in Franco-Nevada’s prior public filings.  There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.